SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For August 18, 2003


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                      Form 20-F [X]           Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes [ ]                 No [X]

Bonso Q1 F2004

BONSO ELECTRONICS REPORTS RECORD SALES AND IMPROVED EARNINGS FOR FIRST QUARTER

     HONG KONG, August 15, 2003 - Bonso Electronics International Inc. (NASDAQ:BNSO) today reported financial results for the first fiscal quarter, ended 30 June 2003.

Quarterly revenues jumped 98% to $20,045,000 over last year's $10,118,000. Net income increased 36% to $708,000 or $0.12 per share compared to $522,000 and $0.09 per share for the same period last year.

"I am pleased to report our improved sales, which shows increases in almost all aspects of our business" said Mr. Anthony So, Bonso Chairman, CEO and President.

The increase in sales is also attributable to Gram Precision's contribution to revenue, which because of the August 2002 acquisition date, did not contribute to Bonso's fiscal first quarter of 2003. Greater than 90% of the sales increase was from internal growth with the remainder from past acquisition activities.

Mr. So stated "Although our record sales show that the demand for our products and services remain strong with existing and new customers, we must continue to work on improving our gross profit margins which are not keeping up with the rate of sales growth."

ABOUT BONSO ELECTRONICS
  Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's web site at http://www.bonso.com .

                                FINANCIAL SUMMARY
                                   (US $ ,000)
                       For the Three Months Ended June 30


                                                      2003               2002
                                                      ----               ----
                                                   (unaudited)       (unaudited)
Revenues                                               20,045            10,118
Gross Profit                                            3,816             2,869
Income from Operations                                    767               650
Income from Operations & Minority                         650               522
Interest
Income Tax Credit (exp)                                    81                 0
Net Income before Minority Interest                       731               522
Minority Interest                                         (23)                0
Net Income                                                708               522
Earning per share ($)                                    0.12              0.09
Adjusted Weighted Average Shares                    5,689,159         5,591,891


US contact: George OLeary 949 760 9611; 949 760 9607 (FAX)
Hong Kong Contact: Cathy Pang (852) 2605 5822; (852) 2691 1724 (FAX)

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: August 18, 2003                    By: /s/  Henry F. Schlueter
      ---------------                    ---------------------------
                                         Henry F. Schlueter, Assistant Secretary